OPES ACQUISITION CORP.
4218 NE 2ND AVENUE
MIAMI, FL 33137

November 20, 2020

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn.: Scott Anderegg

Re:	Opes Acquisition Corp. Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A Filed November 6, 2020 File No. 001-38417

Dear Mr. Anderegg:

We have set forth below the response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of November 13, 2020, with respect to Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A (“PRER14A”) filed on November 6, 2020 by Opes Acquisition Corp. (the “Company”). For your convenience, the text of the Staff’s comment is set forth below followed by the Company’s response.

PRER14A Filed November 6, 2020

Financial Statements, page F-1

1.	Please update the financial statements in accordance with the Instructions to Item 14 of Schedule 14A.

ANSWER: The financial statements have been updated in accordance with the Instructions to Item 14 of Schedule 14A.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact Mitchell S. Nussbaum at 212-407-4159 or mnussbaum@loeb.com, or Tahra Wright at 212-407-4122 or twright@loeb.com, of Loeb & Loeb LLP, our legal counsel.

Sincerely,

OPES ACQUISITION CORP.

By:	/s/ Ophir Sternberg
Name:	Ophir Sternberg
Title:	Chairman and Chief Executive Officer